

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 8, 2018

<u>Via E-Mail</u>
John Sullivan
Chief Executive Officer
Guggenheim Investments
702 King Farm Boulevard
Suite 200
Rockville, Maryland 20850

> **Re: CurrencyShares Euro Trust**
> **Registration Statement on Form S-3**
> **Filed February 2, 2018**
> **File No. 333-222842**

Dear Mr. Sullivan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Patrick Daugherty, Esq.
Foley & Lardner LLP